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                                                                     EXHIBIT 8.2

                         THE STOLAR PARTNERSHIP
                     911 Washington Avenue, 7th Floor
                      St. Louis, Missouri 63101-1290
                              (314) 231-2800
                         Telefax:  (314) 436-8400

                              July 9, 1998

GB Foods Corporation
1200 N. Harbor Blvd.
Anaheim, California 92803

     Re:     GB Foods -- Acquisition of Timber Lodge
             ---------------------------------------

Ladies and Gentlemen:

          This letter sets forth our opinion with regard to certain federal income tax consequences to GB Foods Corporation, a Delaware corporation ("GB Foods") with respect to the merger (the "Merger") of Timber Lodge Steakhouses, Inc., a Minnesota corporation ("Timber Lodge") into TLS Acquisition Corp., a Minnesota corporation and a wholly-owned subsidiary of GB Foods.

          Our opinion is based upon our review of the Schedule 14A Information Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No. 3) (the "Prospectus") which describes the Merger and certain other related transactions, and upon certain facts represented to us by GB Foods and Timber Lodge that we have not independently confirmed. Specifically, in rendering this opinion, we rely on representations that:

     (1) The attached schedule of share ownership ("Schedule") is an accurate and complete representation of the share ownership of GB Foods and Timber Lodge before and after the Merger.

     (2) Each of the shareholders listed individually as a 5% shareholder on the Schedule previously owned, currently owns and/or, after the Merger, will own, 5% or more of the outstanding stock of GB Foods.

          Assuming application of current statutory, regulatory, and judicial law, and assuming that the Merger ultimately occurs as described in the Prospectus, it is the opinion of The Stolar Partnership that the Merger will constitute a change of control as defined in Section 382 of the Internal Revenue Code of 1986, as amended, which will limit the amount of GB Foods net operating loss which may be used by the combined entity after the Merger in any one year to an amount equal to the value of GB Foods on the date the Merger occurs times the then-applicable Federal long-term tax-exempt rate. We note that the current applicable Federal long-term tax-exempt rate is 5.00%; if that rate applied at closing, and if GB Foods aggregate value at closing were $41.0 million (which, assuming 6,571,485 shares were outstanding, was the case on July 6, 1998), then the annual limit would be approximately $2.1 million.

          The Stolar Partnership is not expressing any opinion with respect to any matters other than those expressly set forth above. The opinion set forth above is based upon the documents reviewed by us and the facts presented to us. Any material amendments to such documents or changes in any significant fact could affect the opinion expressed herein. No person or entity other than the addressee may rely on this opinion, and this letter may not be quoted or used, in whole or in part, for any purpose, without our express prior written consent.

          We consent to the filing of this opinion as an exhibit to the registration statement of which the Prospectus is a part, and we consent to the use of our name in such registration statement.


                                                   THE STOLAR PARTNERSHIP


                                                   By: /s/ AMY M. FABER
                                                       ----------------------
                                                           Amy M. Faber